Exhibit 99.1
SmartAction Joins NICE inContact DEVone Program to Provide AI-Powered
Intelligent Self-Service to Contact Centers on CXexchange Marketplace

SmartAction Offers Conversational Self-Service Platform for CXone Users

Salt Lake City – December 4, 2017 – NICE inContact (Nasdaq:NICE) today announced that SmartAction, a customer service automation company, has joined the DEVone developer program and provides artificial intelligence-powered self-service solutions on CXexchange, the most extensive technology ecosystem currently available in the customer experience market. Products available on the CXexchange marketplace are designed to integrate with NICE inContact CXone™, the world’s #1 cloud customer experience platform.

SmartAction’s AI-Powered Intelligent Self-Service extends CXone by allowing clients to efficiently automate customer service engagements in any channel – voice, text, chat, and social media - on one platform.

NICE inContact CXone empowers organizations to provide an exceptional customer experience by acting smarter and responding faster to ever-changing consumer expectations. To meet the needs of organizations of all sizes, CXone combines best-in-class Omnichannel Routing, Workforce Optimization, Analytics, Automation and Artificial Intelligence—all on an Open Cloud Foundation.

NICE inContact customers will benefit from automating self-service interactions by:

•	Automating conversations never thought possible and turning complex processes into effortless self-service experiences

•	Reducing costs by up to 60% over live agents and reducing call handle times up to 45%

•	Orchestrating amazing customer experiences in every channel – voice, text, chat, social, and mobile

“SmartAction is excited for this partnership with NICE inContact and being part of CXexchange,” said Tom Lewis, CEO for SmartAction. “Our technology integrated with CXone helps brands offer great self-service experiences to their customers while simultaneously improving their bottom lines.”

DEVone offers partners broad tools and resources to enable them to create new applications on CXone, including extensive documentation and support, and access to an online developer community. Companies interested in how SmartAction works with CXone can visit CXexchange to learn more about the application and read reviews. CXexchange is a centralized, state-of-the-art marketplace for developers to market and sell their CXone-based applications.

“Artificial intelligence can power more conversational self-service interactions in the contact center,” said Paul Jarman, CEO of NICE inContact. “Enhancing CXone’s AI-capabilities provides NICE inContact users with a seamless opportunity to reduce customer effort automate self-service interactions. We welcome SmartAction as part of the CXexchange marketplace.”

About NICE inContact
NICE inContact is the cloud contact center software leader, with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Workforce Optimization, Analytics, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is the industry’s largest partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone.

NICE inContact is recognized as a market leader by Gartner, IDC, Frost & Sullivan, Ovum and DMG, and is part of NICE, the leading provider of cloud and on-premises enterprise software, serving customers in more than 25,000 organizations and 150 countries, including over 85 of the Fortune 100 companies. www.niceincontact.com

About SmartAction
SmartAction is transforming customer self-service with Artificial Intelligence. The company works with businesses to create an environment where intelligent virtual agents are handling complex customer requests in every medium – voice, text, chat, and social media. SmartAction’s state-of-the-art technology and industry-leading expertise is fundamentally improving the way customers communicate with the brands they love. SmartAction was recognized by Deloitte as a Tech Fast 500 recipient in 2016 and Gartner “Cool Vendor” 2017. To learn more, visit SmartAction.ai.

NICE inContact Media Contact
Cheryl Andrus, +1 801 320 3646, cheryl.andrus@niceincontact.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.